December 13, 2013

BY EDGAR

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:  AllianzGI Money Market Fund, a series of Allianz Funds (033-36528 and 811-6161)

Ladies and Gentlemen:

On behalf of AllianzGI Money Market Fund, a series of Allianz Funds (the “Fund”), we are filing today via EDGAR a preliminary proxy statement on Schedule 14A pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended. This proxy statement relates to certain proposed changes to the State Street Money Market Portfolio (the “Master Fund”), a series of State Street Master Funds (the “Master Trust”), in which the Fund has invested substantially all of its assets. The Master Fund has filed a proxy statement with the Securities and Exchange Commission seeking shareholder approval for the election of Trustees to the board of trustees of the Master Trust, amendments to the Master Trust’s Declaration of Trust, and changes to certain fundamental investment restrictions of the Master Fund. The Fund is seeking shareholder approval of revised fundamental investment restrictions that align the Fund’s investment restrictions with those of the Master Fund. The Fund expects to begin mailing the definitive proxy statement to stockholders on or about [                ], 2013.

Please direct any questions you may have concerning this filing to me at 212-739-3213.

Very truly yours,

/s/ Angela Borreggine

Angela Borreggine

Vice President and Legal Counsel

Allianz Global Investors of America

Cc:	Ropes & Gray LLP
Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000